SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*

Consolidated-Tomoka Land Co.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

210226106
(CUSIP Number)

Steven J. Pully
Carlson Capital, L.P.
2100 McKinney Avenue
Dallas, TX 75201
(214) 932-9600

with a copy to :
David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 10 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210226106	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 249,351 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 249,351 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 249,351 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 210226106	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 20,269 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 20,269 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,269 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 210226106	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 269,620 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 269,620 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 269,620 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 210226106	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 269,620 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 269,620 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 269,620 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 210226106	SCHEDULE 13D/A	Page6 of 10 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 269,620 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 269,620 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 269,620 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 210226106	SCHEDULE 13D/A	Page7 of 10 Pages

1	NAME OF REPORTING PERSONS Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 269,620 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 269,620 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 269,620 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 210226106	SCHEDULE 13D/A	Page8 of 10 Pages

This Amendment No. 1 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 18, 2011 (the "Original Schedule 13D” and together with this Amendment No. 1, the "Schedule 13D") with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Consolidated-Tomoka Land Co., a Florida corporation (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.  This Amendment No. 1 amends Items 2, 3, 4 and 5 as set forth below.  This Amendment No. 1 constitutes an “exit filing” with respect to the Schedule 13D for the Reporting Persons.

Item 2.	IDENTITY AND BACKGROUND.

Paragraphs (a) and (c) of Item 2 of the Schedule 13D are hereby amended and restated as follows:

(a) This Schedule 13D is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Double Offshore"), (ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Offshore" and together with Double Offshore, the "Funds"), (iii) Carlson Capital, L.P., a Delaware limited partnership ("Carlson Capital"), (iv) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital ("Asgard II"), (v) Asgard Investment Corp., a Delaware corporation and the sole shareholder of Asgard II (“Asgard”) and (vi) Clint D. Carlson ("Mr. Carlson" and together with the Funds, Carlson Capital, Asgard II and Asgard, the "Reporting Persons"). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard are set forth in Appendix A attached to the Original Schedule 13D.

(c) The principal business of the Funds is to invest in securities. The principal business of Carlson Capital is serving as the investment manager to the Funds and to certain managed accounts. The principal business of Asgard II is serving as the general partner of Carlson Capital. The principal business of Asgard is serving as the sole stockholder of Asgard II. The present principal occupation of Mr. Carlson is serving as President of Asgard II, Asgard and Carlson Capital.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $7,209,106 (including brokerage commissions) in the aggregate to acquire the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of the Funds and margin borrowings described in the following sentence.  Such shares of Common Stock are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies.  In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account.  The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect.  Because other securities are held in the margin accounts,  it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons originally acquired the Common Stock reported herein for investment in the ordinary course of business because they believed that such shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, selling some or all of their shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 210226106	SCHEDULE 13D/A	Page 9 of 10 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) and (b)

The Reporting Persons may be deemed to beneficially own in the aggregate 269,620 shares of Common Stock.  Based upon a total of 5,831,708 shares of Common Stock outstanding as of August 1, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2012, the Reporting Persons’ shares represent approximately 4.6% of the outstanding shares of Common Stock.

Carlson Capital, Asgard II, Asgard and Mr. Carlson have the power to vote and direct the disposition of (i) the 249,351 shares of Common Stock reported herein as owned by Double Offshore and (ii) the 20,269 shares of Common Stock reported herein as owned by Offshore.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix B hereto and is incorporated herein by reference. Unless otherwise indicated, all such transactions were effected in the open market.

(e) September 13, 2012.

CUSIP No. 210226106	SCHEDULE 13D/A	Page10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 17, 2012

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

CARLSON CAPITAL, L.P.

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

/s/ Clint D. Carlson
Clint D. Carlson

SCHEDULE 13D/A

Appendix B

TRANSACTIONS IN THE ISSUER’S SHARES OF COMMON STOCK BY THE REPORTING PERSONS IN THE PAST SIXTY DAYS

The following tables set forth all transactions in the shares of Common Stock effected in the past sixty days by any of the Reporting Persons, as applicable.  All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Double Black Diamond Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
07/19/2012	(187)	29.45
07/30/2012	(1,597)	29.105
07/30/2012	(925)	29.076
08/02/2012	207	26.9
08/02/2012	568	26.865
09/13/2012	(23,120)	31.3
09/13/2012	(185)	31.01
09/13/2012	(34,681)	31.187

Black Diamond Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
07/19/2012	(15)	29.45
07/30/2012	(130)	29.105
07/30/2012	(75)	29.076
08/02/2012	13	26.9
08/02/2012	32	26.865
09/13/2012	(1,880)	31.3
09/13/2012	(15)	31.01
09/13/2012	(2,819)	31.187